UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2026

Steven Ledger
Chief Executive Officer
Serina Therapeutics, Inc.
601 Genome Way, Suite 2001
Huntsville, AL 35806

Re: Serina Therapeutics, Inc.
Registration Statement on Form S-3
Filed May 22, 2026
File No. 333-296166

Dear Steven Ledger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Hinton, Esq.